CoreCivic, Inc.
5501 Virginia Way
Brentwood, TN 37027

June 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:      Mark Rakip
Isaac Esquivel

Re:	CoreCivic, Inc. Form 10-K for the year ended December 31, 2022 Filed February 21, 2023 File No. 001-16109

Ladies and Gentlemen:

The following is the response of CoreCivic, Inc. (the "Company") to the comment issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (referred to herein as the “Commission” or "SEC") contained in the Staff's letter dated May 22, 2023 (the "Comment Letter") concerning the above-referenced document filed by the Company with the Commission.  For your convenience the Company has set forth below the text of the comment from the Comment Letter, followed by the Company's response.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Asset Impairments, page 69

1.
We note your discussion regarding the risk for asset impairments associated with owned facilities, including the carrying values of seven of your idled facilities as December 31, 2022.  Although you indicate your idled facilities are currently available and are being actively marketed to potential customers, considering five of the seven facilities listed with an aggregate carrying value of approximately $124 million have been idled since at least 2016, please further address in greater detail how you determined that each of the idled facilities have not been impaired during the fiscal years presented.  In your response, tell us when you performed your impairment analysis and specifically address the assumptions as to the probability of obtaining future contracts to utilize such facilities in the future given the significant duration for which the facilities have been idle.

Response:

Macro Considerations

As required by Accounting Standards Codification ("ASC") 360 (paragraph 360-10-35-21), we perform an undiscounted cash flow analysis for each of our idle facilities.  We perform such analysis during the fourth quarter of each calendar year consistent with the timing of our annual budgeting process.  Further, on a quarterly basis, we evaluate each facility for changes in market developments or any other events or factors that may cause us to reconsider our most recent assumptions used in our annual analysis and perform an updated undiscounted cash flow analysis (as required).

Our experience has shown that our facilities could remain idle for substantially longer periods of time than most other types of commercial real estate and, based upon receipt of a new contract, produce future cash flows that would still result in a recovery of the carrying values in a relatively short period of time under the undiscounted cash flow test performed in accordance with ASC 360.  Since 2004, the Company has reactivated eight facilities that were previously idled for varying lengths of time, the longest of which was idled for approximately eight years. Following reactivation, such previously idled facilities have generated cash flows that support the carrying values of these facilities.  While the length of time a facility is idle is an important factor to consider, our undiscounted cash flow analysis for each facility is focused on whether the facility has the capacity to generate sufficient cash flows over its remaining useful life, despite a potentially prolonged idle period.  In performing our asset impairment tests over the last ten years, we determined a number of facilities did not have sufficient projected undiscounted cash flows in excess of the carrying value, and in such instances we moved to the next step of the analysis under ASC 360. We also have had facilities that we elected to sell, classifying such facilities as held for sale. In aggregate over the last ten years, we have recorded long-lived asset impairment charges totaling $53.0 million.

For the Staff's further consideration, our facilities have relatively long useful lives given the nature of their concrete and steel construction and their ability to provide utility in the future that does not diminish due to prolonged periods of idleness.  As of December 31, 2022, the correctional or detention facilities we owned and controlled in our CoreCivic Safety segment had a weighted average age of 23 years, while the weighted average age of the seven idled correctional facilities was approximately 28 years.  In comparison, there are state and federal prison beds in operation in government facilities that are more than 50 years old. The costs required to maintain an idled correctional facility are minimal, which allows us the flexibility to generally idle correctional facilities for prolonged periods of time and then reopen with minimal costs when a new contract is obtained to operate a facility.  Further, our facilities are located in areas with high barriers to entry, particularly due to the unique permitting and zoning requirements for these facilities.  The private corrections industry has historically captured a significant amount of growth in bed utilization by having beds available at the time government customers identify a need for additional beds.  As a result, our business model is focused on having available beds in idle facilities in advance of acquiring specific contracts to utilize those beds, as our experience leads us to believe this provides a competitive advantage in the marketplace when the demand for bed utilization occurs.  Additionally, many jurisdictions face bed shortages and some of the governments in these jurisdictions have approached us to purchase our idle facilities outright as a way to modernize their correctional system.  As an example, during the third quarter of 2022, we sold our previously owned and operated 1,978-bed McRae Correctional Facility located in McRae, Georgia for a gross sales price of $130.0 million, or $66,000 per bed, to the state of Georgia.  This sale resulted in a gain on sale of $77.5 million, after transaction costs.  The McRae facility is similar in design, use, and age to the seven idled facilities.  We had previously operated the McRae facility for the U.S. Federal Bureau of Prisons. Upon learning that the contract would not be renewed, we were able to market the facility to the state of Georgia in response to its bed shortages.

As an additional macro consideration, the average carrying value of the seven facilities is approximately $23,000 per bed which remains well under the industry average fair value of correctional beds in the United States.  While correctional facilities are not frequently sold, there are a few recent comparable transactions that support much higher values on a per bed basis including our McRae transaction noted above for $66,000 per bed.  Further, in 2020 we completed construction of a new 2,432-bed correctional facility for the state of Kansas in Lansing, Kansas for approximately $155.0 million, or $64,000 per bed, excluding the value of the land as the facility was constructed on state-owned land.  We also believe that recent construction cost inflation has rendered our correctional facilities a more cost-effective solution for governments in need of correctional capacity, as replacement facility costs become even more cost prohibitive to our government customers.  We believe current replacement cost of each corrections facility would be at least twice the highest carrying value per bed.

With respect to idle correctional facilities, we believe the long-term trends favor an increase in the utilization of our correctional facilities and management services.  This belief is based on our experience in working with governmental agencies faced with significant budgetary challenges, which is a primary contributing factor to the lack of appropriated funding over the past decade to build new bed capacity by the federal and state governments with which we partner, as well as the extensively aged criminal justice infrastructure in the U.S. today. Although disrupted by the COVID-19 pandemic, several of our existing federal and state partners, as well as prospective state partners, have been experiencing growth in offender populations and overcrowded conditions, as well as an increase in violent crime.  Governments are continuing to assess their need for correctional space in light of such trends, and several are continuing to consider alternative correctional capacity for their aged or inefficient infrastructure, or are seeking cost savings by utilizing the private sector, which we believe could result in increased future demand for the solutions we provide.  It is also important to consider that our ability to utilize our correctional facilities is generated from demand at the federal or state level and is generally not dependent on or restricted by the location of the facility. For example, we currently care for inmates from (i) Vermont and South Carolina in a facility we own in Mississippi and (ii) Hawaii and Idaho in a facility we own in Arizona. Previously, we have cared for inmates from California, Wyoming, Washington, Kansas, Indiana, Alaska, Wisconsin, Alabama, and Puerto Rico in facilities we own in other states.  Furthermore, our federal customers, such as U.S. Immigration and Customs Enforcement and the U.S. Marshals Service, are both flexible as to geographic locations of facilities we operate for them.

Impairment Analysis Assumptions

ASC 360-10-35-30, PP&E – Subsequent Measurement indicates:

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others.  However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes.

We believe our future cash flow estimation process complies with the guidance for how to determine the estimated cash flows in the performance of the test for recoverability of the properties being tested for impairment.  We define the asset group at the facility level given this represents the lowest level of distinct cash flows. More specifically, our estimates of recoverability are based on projected undiscounted cash flows that are comparable to current cash flows from management contracts or lease agreements at facilities comparable to the idled facilities, as well as historical operations for the idled facilities when such facilities were operating. Our undiscounted cash flows incorporate assumptions about when idle facilities will commence generating revenues based on our best estimates around prospective contracts and market conditions. Our impairment evaluations also take into consideration our historical experience in securing new management contracts to utilize correctional facilities that had been previously idled.  As noted above, such previously idled correctional facilities are currently being operated under contracts that continue to generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by material amounts.

Furthermore, our process for determining undiscounted cash flows used in our impairment testing is designed to project future revenues and operating expenses based on our market analysis of trends in the corrections industry over our 40-plus year history of operations.  Our cash flow projections are prepared internally by staff who routinely prepare projections in response to customer Requests for Proposals ("RFPs") or unsolicited proposals.  These cash flow projections are also reviewed with our Partnership Development team who work closely with our federal and state partners to assess bed needs, budgetary considerations, correctional bed availability, as well as other factors focused on assessing opportunities for us to utilize our portfolio.

For any facilities with an impairment indicator, including the facilities in the table on page 69 of our 2022 Form 10-K, we develop one or more cash flow scenarios based on historical trends of operating those specific facilities, as well as other comparable facilities.  The cash flow scenarios are based on our best estimate of the future use of each facility and are not limited to our traditional "Own and Operate" model where we perform the operations at our facilities for our government partner.  Recently, we have experienced demand from certain government partners to operate our facilities using their own government employees and lease the correctional facility directly from us.  This relatively new solution has allowed us to convert management contracts to lease agreements at facilities we previously owned and operated (represented by those properties in our CoreCivic Properties operating segment in our public filings).  In certain instances where we know that a state may need capacity where we have a facility, we have ascribed some probability to a potential sale of the facility (similar to our McRae transaction discussed above).  Each scenario is then ascribed a probability weighting based on our judgment of likelihood of occurrence. Furthermore, for each of the seven correctional facilities in the table on page 69, we also have an assigned probability to the scenario that the facility remains idle over its remaining useful life and is never reactivated.

In our asset impairment analysis for the seven correctional facilities disclosed in our Critical Accounting Policies and Estimates section of the Form 10-K for the year ended December 31, 2022, the estimated probability-weighted undiscounted cash flows exceeded the carrying values of each facility by material amounts for each facility.  We have concluded that the most critical assumption in our model is the assumption of when idle facilities will commence generating revenues.  As we disclose in our Critical Accounting Policies and Estimates disclosure, such assumption is based upon our best estimates around potential contracts and market conditions.  The results of our analyses were consistent for the years ended December 31, 2021 and 2020.

For the Staff's benefit, the table below provides a summary of the key assumption around reactivation year as well as the results of our sensitivity analyses around such assumption.  For the Staff's benefit, we also have indicated the probability ascribed for the scenario that the facility remains idle over its remaining useful life and is never reactivated for each facility.

Facility	Carrying Value (in thousands)	Estimated Reactivation Year(1)	Sensitivity Reactivation Year(2)	Year Remaining Useful Life Ends	Assigned Probability to Scenario with no Reactivation
Prairie Correctional Facility	$14,165	2028	2039	2048	25%
Huerfano County Correctional Center	14,580	2028	2037	2048	25%
Diamondback Correctional Facility	35,587	2028	2031	2037	10%
Marion Adjustment Center	10,326	2029	2042	2048	10%
Kit Carson Correctional Center	49,444	2030	2031	2038	10%
West Tennessee Detention Facility	19,581	2028	2034	2048	10%
Midwest Regional Reception Center	51,938	2024	2040	2048	10%

(1)	The estimated year of reactivation reflects the year we expect to reactivate the facility under a new contract assuming the most likely scenario.
(2)
As additional sensitivity testing of the undiscounted cash flows, we stress tested the year of activation by pushing the date of activation out beyond our expected timing to see how far the reactivation could be delayed and still generate undiscounted cash flows in excess of the carrying value.

As of December 31, 2022, our estimated undiscounted cash flow models indicate we have sufficient years of remaining useful life for each of the seven correctional facilities to recover the carrying values.  Furthermore, we are not aware of any facility-specific matters that would impact utilization within the remaining useful life, and we continue to pursue needs and prospects with our federal and state partners that we believe support our cash flow scenarios. If we were to find ourselves nearing the period when reactivation must occur in order to generate sufficient cash flows over the remaining useful life, we would significantly increase the probability ascribed to a scenario whereby there is no activation and a disposition, which could likely lead to insufficient undiscounted cash flows as compared to carrying value.  As a result, we would then be required to move to step 3 of the impairment analysis under ASC 360 and determine the fair value and whether such amount is below carrying value.

We have prepared this response with the assistance of our counsel and this response has been read by our independent registered public accounting firm.

If you have any questions concerning the Company's response, please do not hesitate to contact me at (615) 263-3008.

Sincerely,

David M. Garfinkle
Executive Vice President and
Chief Financial Officer